UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
____________________________________________________________________________________
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
____________________________________________________________________________________
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
Form 20-F☒            Form 40-F ☐
Enclosure: A press release dated March 26, 2026, announcing STMicroelectronics Reports on resolutions to be proposed at the 2026 Annual General Meeting of Shareholders.
1  The Annual Report includes the sustainability statement which is prepared based on the general principles of the Corporate Sustainability Reporting Directive (CSRD).
PR N°C3389C
STMicroelectronics Reports on Resolutions to be Proposed
at the 2026 Annual General Meeting of Shareholders
Amsterdam, March 26, 2026 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the resolutions to be submitted for adoption at the Annual General Meeting of Shareholders
(AGM) which will be held in Amsterdam, the Netherlands, on May 27, 2026.
The resolutions, proposed by the Supervisory Board, are:
•The adoption of the Company's statutory annual accounts for the year ended
December 31, 2025, prepared in accordance with International Financial Reporting
Standards (IFRS). The 2025 statutory annual accounts1 were filed with the
Netherlands Authority for the Financial Markets (AFM) on March 26, 2026 and are
posted on the Company’s website (www.st.com) and the AFM’s website
(www.afm.nl);
•The distribution of a cash dividend of US$ 0.36 per outstanding share of the
Company’s common stock, to be distributed in quarterly installments of US$ 0.09 in each of the second, third and fourth quarters of 2026 and first quarter of 2027 to shareholders of record in the month of each quarterly payment as per the table below;
•The reappointment of Mr. Frédéric Sanchez, as member of the Supervisory Board, for a three-year term expiring at the end of the 2029 AGM;
•The approval of the stock-based portion of the compensation of the President and
CEO;
•The approval of the stock-based portion of the compensation of the President and
CFO;
•The authorization to the Managing Board, until the conclusion of the 2027 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the
2027 AGM;
•The discharge of the members of the Managing Board; and
•The discharge of the members of the Supervisory Board.
The record date for all shareholders to participate at the Annual General Meeting of
Shareholders will be April 29, 2026. The complete agenda and all relevant detailed information concerning the 2026 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 26, 2026.
As for rule amendments from the Securities and Exchange Commission (SEC) and conforming FINRA rule changes, on US market the standard for settlement is the next business day after a trade or t+1. European settlement rule remains at t+2 for the time being.
The table below summarizes the full schedule for the quarterly dividends:

Transfer between New York and Dutch registered shares restricted:
	In Europe			in NYSE
Quarter	Ex-dividend Date	Record Date	Payment Date	Ex-dividend and Record Date	Payment Date: on or after	From End of Business in NY on:	Until Open of Business in NY on:
Q2 2026	22-Jun-26	23-Jun-26	24-Jun-26	23-Jun-26	30-Jun-26	18-Jun-26	24-Jun-26
Q3 2026	21-Sep-26	22-Sep-26	23-Sep-26	22-Sep-26	29-Sep-26	18-Sep-26	23-Sep-26
Q4 2026	14-Dec-26	15-Dec-26	16-Dec-26	15-Dec-26	22-Dec-26	11-Dec-26	16-Dec-26
Q1 2027	15-Mar-27	16-Mar-27	17-Mar-27	16-Mar-27	23-Mar-27	12-Mar-27	17-Mar-27
About STMicroelectronics
At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at
www.st.com.
For more information, please contact:
INVESTOR RELATIONS
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS
Alexis Breton
Group VP Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March, 26, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer